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Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratio data)

	Fiscal Year(1)					Three Months Ended April 30, 2006
	2001	2002	2003	2004	2005
Earnings Before Income Taxes	$4,957	$5,872	$6,843	$7,912	$9,282	$2,370
Less: Capitalized Interest	(84)	(59)	(50)	(40)	(51)	(9)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	122	132	145	170	191	53
Interest Expense	110	96	112	110	194	72

Adjusted Earnings	$5,105	$6,041	$7,050	$8,152	$9,616	$2,486

Fixed Charges:
Interest Expense	$110	$96	$112	$110	$194	$72
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	122	132	145	170	191	53

Total Fixed Charges	$232	$228	$257	$280	$385	$125

Ratio of Earnings to Fixed Charges (2)	22.0x	26.5x	27.4x	29.1x	25.0x	19.8x

(1)
Fiscal years 2005, 2004, 2003, 2002, and 2001 refer to the fiscal years ended January 29, 2006, January 30, 2005, February 1, 2004, February 2, 2003 and February 3, 2002, respectively. Fiscal year 2001 consisted of 53 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, "earnings" consist of earnings before income taxes plus fixed charges, excluding capitalized interest. "Fixed charges" consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and one-third the portion of rental expense under operating leases, which is deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes) + (fixed charges) - (capitalized interest)
(fixed charges)

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THE HOME DEPOT, INC. AND SUBSIDIARIES RATIO OF EARNINGS TO FIXED CHARGES ($ in millions, except ratio data)